Room 4561

March 7, 2006

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, TN 37203

 Re: HealthStream, Inc.
   Form 10-K For the Year Ended December 31, 2004
       Forms 10-Q For the Quarters Ended March 31, June 30 and
         September 30, 2005
   File No. 000-27701

Dear Mr. Frist,

      We have completed our review of the above referenced filings
and have no further comments at this time.

      Sincerely,

      Stephen G. Krikorian
      Branch Chief - Accounting